AUSTIN GOLD CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED

MARCH 31, 2025 AND 2024

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis ("MD&A") for Austin Gold Corp., ("Austin Gold", "we", "us", "our" or the "Company") provides information about our performance, financial condition, and future prospects.

This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 and 2024 as publicly filed in Canada on the System for Electronic Data Analysis and Retrieval + ("SEDAR+") website at www.sedarplus.ca, and in the United States of America ("USA") on the Electronic Data Gathering, Analysis, and Retrieval ("EDGAR") section of the Securities and Exchange Commission ("SEC") website at www.sec.gov.

The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"). Our material accounting policy information applied in the unaudited condensed interim consolidated financial statements are the same as those disclosed in Note 3 of our annual consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

The functional currency of the Company and its subsidiary is the US dollar ("USD" or "$"). The presentation currency of the unaudited condensed interim consolidated financial statements is USD. All dollar amounts in this MD&A are expressed in USD, unless otherwise noted or the context otherwise provides. Any reference to Canadian dollars is denoted by "C$" or "CAD".

This MD&A is prepared as of May 7, 2025 and includes certain statements that may be deemed "forward-looking information", "forward-looking statements", and "financial outlook". We direct readers to the "Caution Regarding Forward-Looking Statements" section included within this MD&A.

Additional information relating to the Company, including our annual report on Form 20-F ("Form 20-F"), dated March 27, 2025, is available in Canada on the SEDAR+ website at www.sedarplus.ca and in the USA, on the EDGAR section of the SEC website at www.sec.gov.

BUSINESS OVERVIEW

Austin Gold, together with its subsidiary Austin American Corporation ("Austin NV"), is focused on the exploration of mineral property interests in the southwestern-Great Basin area of the USA.

On April 21, 2020, the Company was incorporated in British Columbia ("BC"), Canada. The wholly-owned subsidiary, Austin NV, was incorporated in Nevada, USA in June 2020.

The Company's common shares are traded on the NYSE American LLC under the symbol "AUST" and the Company is a reporting issuer in BC, Canada. The Company's address is the 9th Floor, 1021 West Hastings Street, Vancouver, BC, Canada, V6E 0C3.

For more information about the Company's directors and management team, refer to the Company website at www.austin.gold.

MINERAL PROJECTS

The Company is a gold exploration company focused on the acquisition, exploration and evaluation of mineral exploration properties primarily in the western USA. The Company has an option to joint venture the Kelly Creek Project in Humboldt County, Nevada, and has a mineral lease and option agreement on the Stockade Mountain Project in Malheur County, Oregon. At the Lone Mountain Project in Elko County, Nevada, the Company has both a mineral lease and option agreement on portions of the property, and its own unpatented lode mining claims.

The Company hired Robert M. Hatch (SME-Registered Member) of Volcanic Gold & Silver LLC, 80 Bitterbrush Road, Reno, Nevada, as the Company's Vice President ("VP") Exploration and he acts as the Company's Qualified Person ("QP") under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and sub-part 1300 of Regulation S-K ("S-K 1300") under the US Securities Exchange Act of 1934, as amended, to oversee the operations and disclosure for all of the Company's mineral projects.

Below are brief descriptions of the properties. For additional information about the financial terms of the agreements and exploration and evaluation ("E&E") expenditures incurred on the properties, refer to Note 6 of our unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 and 2024 or Note 10 of our annual consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

Kelly Creek Project, Nevada, USA

The Company has an Exploration and Option to Enter Joint Venture Agreement on the Kelly Creek Project, through its subsidiary Austin NV, with Pediment Gold LLC ("Pediment), a subsidiary of URZ3 Energy Corp. ("URZ") (formerly Nevada Exploration Inc. ("NGE")), whereby Austin NV may earn up to a 70% interest in the Kelly Creek Project. The project is located in Humboldt County, Nevada, and is situated on public lands administered by the United States Department of the Interior Bureau of Land Management ("BLM") and on private lands. The Kelly Creek Project comprises 99 unpatented lode mining claims covering approximately 2.77 mi2 (7.16 km2) and approximately 5.49 mi2 (14.2 km2) of private land leased by Pediment. Barbara Carroll, C.P.G., as an independent consultant and QP, completed the Kelly Creek Technical Report which is available on SEDAR+ at www.sedarplus.ca.

The Kelly Creek Basin is situated along the Battle Mountain - Eureka Gold Trend and is bounded by multi-million-ounce gold deposits to the north (Twin Creeks, Getchell, Turquoise Ridge, and Pinson) and south (Lone Tree, Marigold, Trenton Canyon, Converse, Buffalo Valley, Copper Basin, and Phoenix), together representing more than 70 million ounces of gold along the periphery of the Basin. Despite its proximity to significant mineralization, the interior of the Kelly Creek Basin has seen limited systematic exploration activity to date because its bedrock is largely covered by post-mineral volcanic units and post-mineral alluvium.

A significant portion of the Kelly Creek Project lies within and under the Humboldt River and its floodplain, much of which is part of the National Wetlands Inventory managed by the US Fish and Wildlife Service. The full impact of this wetlands designation for this part of the Kelly Creek Project is unknown. A preliminary review of permitting issues in this area indicates that there may be some additional challenges to permit development near the Humboldt River and its associated floodplain.

The Company has engaged professionals to review the geophysical data, the environmental mine permit issues, and to provide target evaluations for the Kelly Creek Project. Exploration work by the Company has included review of technical data, compilation of the exploration data in geographic information system ("GIS") and three dimensional ("3D") programs, review of environmental issues affecting the project, writing of the NI 43-101 report, evaluation of targets, logistical planning of the drilling program, and permitting of drill sites with the BLM.

During the third quarter of 2022, the Company conducted a limited drill program at the Kelly Creek Project to drill test beneath anomalous gold values encountered in shallow historical drill holes in an area of thin Quaternary alluvium cover. The program consisted of a total of 3,485 feet (1,062 meters) of rotary-reverse circulation ("RC") drilling in four holes. Difficult drilling conditions, including large inflows of groundwater, prevented the holes from achieving a targeted depth of 1,500 feet (457 meters). All holes intersected rocks that may host gold mineralization similar to the deposits at the nearby Marigold and Lone Tree mines. The highest gold values returned were 0.087 grams per tonne ("g/t") and 0.056 g/t in five-foot (1.5 meter) intervals.

On June 1, 2023, the Company gave notice to Pediment that it will drop certain leases and claim holdings within the Kelly Creek Project, as permitted by the option to enter joint venture agreement with amendments. The claims dropped represented approximately 60% of the original combined land holdings and included the claims under the Genesis agreement. The entire Tomera Ranch private property has been retained. As a result of the termination of certain leases and claim holdings, the Company incurred a write-off of E&E assets of $353,456 which was recorded in the statement of loss and comprehensive loss for the year ended December 31, 2023.

On June 3, 2024, the Company and Pediment agreed to amend the terms of the option to enter joint venture agreement. On June 6, 2024, as part of an underlying agreement within the Kelly Creek Project, the Company and Julian Tomera Ranches, Inc. agreed to the amend the terms of the mining lease agreement (the "Hot Pot Agreement"). For further details on the amended terms, refer to Note 6 of our unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 and 2024 or Note 10 of our annual consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

The Company is monitoring nearby competitor activity in this current high gold price environment and continues to determine the best options for further exploration of the Kelly Creek Project.

Lone Mountain Project, Nevada, USA

On November 1, 2020, the Company, through its subsidiary Austin NV, entered into a mineral lease agreement with NAMMCO, a Wyoming General Partnership, for exploration and mining rights on 454 unpatented lode mining claims and six patented mining claims that comprise the Lone Mountain Property, Elko County, Nevada. On August 2, 2022, NAMMCO released its rights to the six patented mining claims and on August 3, 2022, the Company negotiated changes to the lease agreement on the Lone Mountain Project. In November 2023, the Company located additional mining claims at Lone Mountain which are not subject to the NAMMCO mineral lease agreement that brought the total area of the property up to approximately 21.0 mi2 (54.4 km2). In November 2024, the Company located additional mining claims at Lone Mountain which are not subject to the NAMMCO mineral lease agreement. The total area of the property as of March 31, 2025 is now approximately 26.5 mi2 (68.7 km2).

The property is situated in one of the major gold mining centers of Nevada, as it is located less than 20 miles (32 kilometers) northeast of the Carlin cluster of gold deposits and 10 miles (16 kilometers) south of the southern-most Jerritt Canyon deposits. Lone Mountain is accessible from the large regional mining hub of Elko by 31 miles (50 kilometers) of paved highway and 6 miles (10 kilometers) of dirt road.

Modern gold exploration began in 1965 around the time of the original Carlin discovery when Newmont drilled several shallow holes into gold-bearing jasperoids (silica-replaced limestone) on the north flank of Lone Mountain. Beginning in the 1960s, the Lone Mountain Property position was assembled by Kirkwood and Huber (principals of NAMMCO) and then leased to several mining companies over the years.

Geology at the Lone Mountain Project consists of a broadly folded sequence of Paleozoic lithologies that are intruded by a Tertiary age (36-42 Ma) multi-phase intrusive complex. Silurian to Devonian shelf carbonates form the lower plate and Ordovician off-shelf siliciclastic rocks form the upper plate of the low angle Roberts Mountains thrust fault.

Erosion plus basin and range block faulting has created the "Lone Mountain window", which is now a broad, west-plunging antiform with an east-west trending axis. This window is similar to other gold mineralized windows in Nevada such as the Carlin Window - Gold Quarry Mine; Lynn Window - Carlin Mine; Bootstrap Window - Gold Strike Deposit; and Cortez Window - Cortez Hills. It is the lower plate carbonate rocks exposed in the windows that host significant "Carlin-Type" mineralization in these districts. The most intense and potentially most economically significant alteration occurs as jasperoid. Skarn and gossan alteration and mineralization occur close to the intrusive, typically with gold as well as silver and base metals in rocks and soils. The widespread jasperoid development is outboard from the intrusive and commonly is associated with gold and elements typical of Carlin-type sediment-hosted gold deposits (Sb, As, Zn) in the rocks and soils. This district-scale alteration zonation is typical of the Carlin-type districts in Nevada.

Large amounts of data collected by eleven exploration companies and NAMMCO over the past sixty years suggests potential for significant discovery and provides guidelines for future exploration. The Company, in coordination with its consultants, conducted numerous activities to design an initial exploration program for the Lone Mountain Project. These activities included a review of historical technical reports, compilation of exploration data, drafting of property maps and workup of the GIS data, and strategic planning for a forthcoming exploration program.

Although significant historical exploration has been conducted at Lone Mountain, large areas of the project remain untested, or minimally tested, by drilling. Historical soil and stream sediment sampling programs revealed areas with strongly anomalous arsenic, antimony and mercury in structurally complex zones that have not been drilled.

To follow up and expand on the historical data, the Company has completed a soil and stream sediment sampling program consisting of 2,027 soil and 122 stream sediment samples. Analytical results have been received and are being interpreted by consulting geologists. The results of these sampling programs, combined with historical results and gravity surveys conducted in 2023, will be used for gold deposit targeting.

Stockade Mountain Project, Oregon, USA

On May 16, 2022, the Company entered into a mineral lease agreement with Bull Mountain Resources, LLC ("BMR") for exploration and mining rights on 261 unpatented lode mining claims that comprise the Stockade Mountain Project situated in Malheur County, Oregon. In November 2024, the Company located an additional 77 unpatented lode mining claims which brings the total area of the property to approximately 10.5 mi2 (27.2 km2).

The property is located approximately 50 miles (80 kilometers) southeast of Burns, Oregon and 90 miles (145 kilometers) southwest of Boise, Idaho in a rural area used for ranching and farming. The high-grade gold/silver Grassy Mountain Gold project, which is currently undergoing permitting for an underground mine and adjacent milling operation, is located in Malheur County about 40 miles (64 kilometers) northeast of Stockade Mountain. The nearby community of Burns, Oregon is a commercial center for ranching and farming and can supply the necessary accommodation, food, fuels, supplies, and some of the contractors and workforce for exploration and development.

Historical data generated within the project demonstrates the discovery potential for significant high-grade gold/silver mineralization that may be amenable to underground mining. Stockade Mountain exhibits a classic large gold- and silver-bearing low-sulfidation "hot springs" hydrothermal system associated with rhyolite intrusion and doming that formed along a major NW-trending structural corridor. Gold/silver and high-level mercury mineralization at Stockade is associated with widespread silicification and argillization in a near-surface paleo-hot springs environment. This hydrothermal alteration and mineralization formed in and around rhyolite domes that have intruded gently dipping felsic tuffs. Erosion into the hydrothermal system has been minimal, resulting in the local exposure of probable hydrothermal craters and vents that indicate the paleosurface at the time of hot springs activity. Gold and silver, along with associated elements arsenic, antimony, and mercury, are all strongly anomalous at the surface, however, historical drilling shows that gold and silver values, and their extent, increase significantly with depth below the paleosurface. This is a common characteristic of high-grade gold/silver deposits in similar geological environments, including the previously mentioned nearby Grassy Mountain deposit in Oregon, the Midas, Sleeper, Hollister, National, and Fire Creek mines in Nevada, and numerous analogous deposits elsewhere in the world. The gold/silver veins being targeted at Stockade Mountain would have formed within the vertical zone of vigorous boiling of the hydrothermal fluids, and this is interpreted to have occurred approximately 600 to 1,200 feet (183 to 366 meters) below the surface.

Exploration programs conducted by BHP, Phelps Dodge and Placer Dome in the 1980s and 90s included shallow exploration holes that were drilled for bulk tonnage, open-pit potential, with no efforts to target deeper high-grade gold/silver vein deposits. Many of these short drill holes returned significant lengths of strongly anomalous gold mineralization, including long intercepts of >0.2 g/t of gold. Four holes drilled higher-grade intercepts of:

  10 feet (3 meters) averaging 1.1 g/t gold;

  5 feet (1.5 meters) @1.14 g/t gold;

  15 feet (4.6 meters) averaging 1.1 g/t gold; and

  15 feet (4.6 meters) that averaged 1.385 g/t gold.

The property had been dormant since the mid-1990s and was rediscovered by BMR during an eastern Oregon reconnaissance exploration program. There has been a considerable amount of work done on the property in the past and BMR has compiled a large amount of data for Stockade Mountain including:

  assays for over 1,000 rock samples (includes 128 collected by the vendors and 230 collected by a previous exploration company);

  approximately 1,000 soil samples (historical data);

  information for 40 RC drill holes completed by Phelps Dodge, BHP-Utah, Placer Dome, and Carlin Gold;

  recently completed ground and airborne geophysical surveys; and

  a largely completed NI 43-101 Technical Report.

The project is an exploration stage project, and there are no known mineral resources or reserves on the project at this time. The Company has initiated a systematic exploration program to include drilling beneath the known high-level gold/silver-bearing stockworks mineralization that will target high grade vein deposits formed deeper into the hydrothermal boiling zone along feeder conduits. Similar to the Company's other projects, Robert M. Hatch conducted data compilation, field review, permitting, and other activities associated with exploration of the Stockade Mountain Project.

During the fourth quarter of 2022, the Company received approval from the BLM to build access roads and drill exploration holes to test the above-described targets. Exploration activity in Oregon that creates disturbances also requires approval of an Exploration Permit through the Oregon Department of Geology and Mineral Industries ("DOGAMI"), and this permit was approved in the third quarter of 2023. As a result, all permits necessary to construct access roads and initiate drilling were in hand.

On November 2, 2023, the Company announced a diamond drilling program at the Stockade Mountain Project designed to test beneath the known high-level gold/silver-bearing stockworks mineralization for high-grade vein deposits formed deeper in the hydrothermal system. This is the first known use of diamond drilling on the property, which will allow the Company to have a better understanding of the host rocks and mineralization.

The 2023 drilling program began testing what has been historically known as the "Number 9 Vein" area in the central part of the Company's land package. Gold values from surface outcrops of the vein are weak, with a high value of 0.013 g/t. However, the historical drilling indicates that significant thicknesses of stockwork mineralization begin just below the surface and extend at least 1,250 feet (380 meters) eastward from the exposed vein zone and 2,300 feet (700 meters) along strike. The hypothesized high-grade gold/silver veins at Stockade Mountain would have formed within a vertical zone of vigorous boiling of the hydrothermal fluids near the base of and below the stockworks.

The Company's diamond drilling program consisted of three diamond drillholes totaling 2,435.9 feet (742.5 meters). The Company announced the gold assay results from the first two drillholes at its Stockade Mountain Project on January 30, 2024. These holes confirm that the mineralizing system at Stockade Mountain is robust and contains significant gold grades, with the strongest intercept of 8.19 g/t over 4 feet (1.2 meters) and several other gold intercepts of interest. Results from the third and last drill hole of the program, SM-24-04, were announced on March 25, 2024 and include a gold intercept of 9.32 g/t over 2.7 feet (0.82 meters). These results continue to demonstrate the strength of the hydrothermal system and the potential for significant gold mineralization within the project area.

Extremely wet and muddy conditions due to significant rain, snow and an unusually warm winter caused substantial difficulties and delays while drilling the third hole. The Company shut down the drill program due to permitting restrictions and excessive disturbance caused by the drilling activity.

Due to the long access roads and the 5-acre disturbance limitation under the BLM Notice level exploration permit, the Company is undertaking a Plan of Operations using an environmental consultant to allow for greater flexibility for drill site locations and access.

The Company is planning an RC drill program in 2025 to follow-up on gold mineralization encountered during the 2023-2024 winter drilling program. The Company's drilling program will be designed to test beneath known high-level gold/silver-bearing stockwork mineralization for high-grade vein deposits formed deeper in the hydrothermal system. All permits are in place to conduct the program, which will be subject to suitable drill availability and weather.

FINANCIAL POSITION

Total assets

As at March 31, 2025, total assets were $9,047,041, a decrease of $465,829 compared to December 31, 2024. The decrease was predominantly due to a decrease in overall liquidity (i.e. cash and cash equivalents and short-term investments) from E&E expenditures and corporate administrative expenses. This was partially offset by an increase in E&E assets in the amount of $83,611 from spending on its mineral projects and interest income earned.

For the three months ended March 31, 2025, expenditures on E&E assets were primarily related to geological consulting in preparation for the 2025 planned drill programs.

Total liabilities

As at March 31, 2025, total liabilities were $109,087, a decrease of $119,611 compared to December 31, 2024. The decrease in liabilities was predominantly due to lower trade payables due to the timing of E&E activities on the Company's mineral projects and corporate administrative expenses.

Total shareholders' equity

Total shareholders' equity was $8,937,954, a decrease of $346,218 compared to December 31, 2024. Lower shareholders' equity was due to the net loss for the period of $499,509 partially offset by the value assigned to share options and warrants vested during the period of $153,291.

FINANCIAL RESULTS OF OPERATIONS

Administrative expenses

For the three months ended March 31, 2025, total administrative expenses were $544,879, a decrease of $337,051 compared to the comparable period in 2024. The decrease was primarily due to lower share-based compensation, investor relations and marketing, and professional fees.

Share-based compensation

For the three months ended March 31, 2025, share-based compensation expense was $140,197, a decrease of $214,281 compared to the comparable period in 2024. The movement in share-based compensation expense is the result of the timing and number of share options and warrants granted during the periods and the vesting conditions and fair value attributed to those share options and warrants.

Investor relations and marketing

For the three months ended March 31, 2025, investor relations and marketing was $20,179, a decrease of $56,970 compared to the comparable period in 2024. The decrease was due to decreased promotion, social media campaigns and marketing of the Company.

Professional fees

For the three months ended March 31, 2025, professional fees were $66,962, a decrease of $47,059 compared to the comparable period in 2024. The decrease was primarily due to a third-party review of the Company's compensation arrangements completed in the first quarter of 2024 and lower external auditor fees.

Insurance

For the three months ended March 31, 2025, insurance costs were $64,743, a decrease of $21,297 compared to the comparable period in 2024. The decrease in insurance costs was due to a lower premium for directors and officers insurance upon renewal of the Company's policy.

Management salaries and consulting fees

For the three months ended March 31, 2025, management salaries and consulting fees were $157,015, a decrease of $8,598 compared to the comparable period in 2024. The decrease was primarily due to the weakening Canadian dollar as management salaries and consulting fees are paid in CAD. For further details related to management salaries and consulting fees, refer to the "Related Party Transactions and Balances" section of this MD&A.

Interest and finance income

For the three months ended March 31, 2025, interest and finance income was $50,276, a decrease of $58,197 compared to the comparable period in 2024. The decrease was primarily due to lower principal amounts invested and lower interest rates on reinvestment of short-term investments. Interest and finance income is primarily earned from the investment in short-term investments at fixed interest rates using the proceeds generated by the Company's initial public offering ("IPO") in May 2022.

Net loss and comprehensive loss

For the three months ended March 31, 2025, net loss and comprehensive loss was $499,509, a decrease of $276,160 compared to the comparable period in 2024. The decrease was primarily driven by lower corporate administrative expenses partially offset by lower interest and finance income.

LIQUIDITY, CAPITAL RESOURCES AND GOING CONCERN

Cash flows

For the three months ended March 31, 2025, cash flows used in operating activities were $327,310, a decrease of $70,318 compared to the comparable period in 2024. The decrease was primarily due to lower corporate administrative costs partially offset by changes in non-cash working capital items.

For the three months ended March 31, 2025, cash flows generated by investing activities were $560,199, a decrease of $827,359 compared to the comparable period in 2024. The decrease was due to a decrease in the redemption of short-term investments of $3,250,000 and a decrease in interest received of $68,592. This was partially offset by a decrease in short-term investments purchased of $2,000,000 and a decrease in expenditures on E&E assets of $480,233.

For the three months ended March 31, 2025, the Company did not have any cash flows generated by or used in financing activities.

Liquidity, capital resources and going concern

The Company has not generated revenue or cash flows from its operations to date. As at March 31, 2025, the Company has an accumulated deficit of $10,598,762 (December 31, 2024 - $10,099,253) since inception and has a working capital (current assets less current liabilities) surplus of $4,759,439 (December 31, 2024 - $5,184,549). The operations of the Company have primarily been funded by the issuance of common shares.

The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company's commitments as they come due and to finance future exploration, evaluation and development of mineral interests, secure and maintain title to properties, and upon future profitable production.

Management regularly reviews the current Company capital structure and updates its expenditure budgets and forecasts as necessary, to determine whether or not new financing will need to be obtained, and what type of financing is appropriate given the changing market conditions.

Management estimates its current working capital will be sufficient to fund its current level of activities for at least the next twelve months.

COMMITMENTS

The Company is required to make pre-production, lease and/or advanced royalty payments on each of its projects to keep agreements in good standing. In addition, for the Kelly Creek and Lone Mountain projects, the Company is required to incur E&E expenditures (i.e. work commitments) under those respective agreements. For details of these commitments, refer to Note 6 of our unaudited condensed interim consolidated financial statements for the three months ended March 31, 2025 and 2024 or Note 10 of our annual consolidated financial statements for the years ended December 31, 2024, 2023 and 2022.

Introductory Agent Agreement

The Company executed an introductory agent agreement with BMR (the "BMR Agreement"). Under the BMR Agreement, should a mineral property recommended by BMR be acquired by the Company, the Company shall pay an introductory agent fee as follows:

Within 15 days of acquisition	$5,000
6 months after acquisition	$5,000
12 months after acquisition	$5,000
18 months after acquisition	$5,000
24 months after acquisition	$7,500
30 months after acquisition	$7,500
36 months after acquisition	$10,000
42 months after acquisition	$10,000
48 months after acquisition and every six months thereafter	$15,000

If commercial production is achieved on a property recommended by BMR, the Company shall pay a 0.5% net smelter return royalty on all mineral interests acquired within the area of influence of the mineral property. Introductory agent fees and net smelter return royalty payments totaling $1,000,000 paid by the Company will reduce the net smelter return royalty by 50% to 0.25%.

As at March 31, 2025, the BMR Agreement is not in effect for any of the Company's mineral projects.

Source of funds

To date, the Company has relied upon the net proceeds of its IPO to fund its operations and meet the commitments under its mineral project agreements.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

As at May 7, 2025, the Company had the following number of securities outstanding:

	Number of securities	Exercise price ($)	Weighted average remaining life (years)
Common shares	13,271,750	-	-
Share options	3,621,666	$0.77 - $2.18	3.51
Warrants	100,000	0.81	0.49
	16,993,416

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table contains selected quarterly financial information derived from our unaudited condensed interim consolidated financial statements, which are reported under IFRS Accounting Standards applicable to interim financial reporting.

	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023
Revenue	$-	$-	$-	$-	$-	$-	$-	$-
Net loss	(499,509)	(739,893)	(948,043)	(615,126)	(775,669)	(1,702,954)	(292,112)	(1,519,968)
Net comprehensive loss	(499,509)	(739,893)	(948,043)	(615,126)	(775,669)	(1,702,954)	(292,112)	(1,519,968)
Loss per share - basic and diluted	(0.04)	(0.06)	(0.07)	(0.05)	(0.06)	(0.13)	(0.02)	(0.11)
Cash and cash equivalents	614,892	381,899	555,712	1,207,937	1,895,612	907,551	3,164,187	1,644,336
E&E assets	4,161,085	4,077,474	3,762,497	3,288,375	2,992,169	2,280,490	2,321,334	1,449,230
Total assets	9,047,041	9,512,870	9,956,783	10,671,539	11,615,894	12,005,240	12,827,223	13,046,516
Total liabilities	109,087	228,698	111,196	86,766	658,539	676,605	135,432	109,134
Cash dividends	$-	$-	$-	$-	$-	$-	$-	$-

The increase in net loss and comprehensive loss in the second and fourth quarter of 2023 were due to the write-off of E&E assets. In the second quarter of 2023, this was related to the termination of the Fourmile Basin Project mineral lease and option agreement, in the amount of $870,202 and the notice to Pediment that the Company will drop certain leases and claim holdings within the Kelly Creek Project, in the amount of $353,456. In the fourth quarter of 2023, this was related to the termination of the Miller Project mineral lease and option agreement, in the amount of $1,015,468.

EVENTS AFTER THE REPORTING DATE

Other than disclosed elsewhere in this MD&A, the Company does not have any material events after the reporting date to disclose.

RELATED PARTY TRANSACTIONS AND BALANCES

Key management includes the Company's directors and officers including its President, VP Exploration, VP Business Development and Chief Financial Officer ("CFO").

Directors and key management compensation is as follows:

		For the three months ended
	March 31,	March 31,
	2025	2024
Management salaries and consulting fees	$173,391	$181,170
Share-based compensation	144,495	388,614
Directors' fees	18,231	18,337
	$336,117	$588,121

For the three months ended March 31, 2025, the Company's officers incurred $22,261 (2024 - $24,383) of expenditures in the normal course of business on behalf of the Company.

For the three months ended March 31, 2025, the Company incurred $16,156 (2024 - $17,029) of expenditures with P2 Gold Inc., a related party of the Company, under a CFO shared-services agreement. These expenditures were expensed under management salaries and consulting fees in the unaudited condensed interim consolidated statement of loss and comprehensive loss.

As at March 31, 2025, accounts payable and accrued liabilities include $38,903 (December 31, 2024 - $32,979) owed to related parties of the Company for transactions incurred in the normal course of business.

The Company entered into a joint venture agreement with Pediment, a subsidiary of URZ (formerly NGE), for the Kelly Creek Project and owns 89,240 common shares of URZ (formerly NGE). As at March 31, 2025, the VP Business Development and a director of the Company serve as directors of URZ (formerly NGE). The VP Business Development served as interim Chief Executive Officer of URZ (formerly NGE) from December 31, 2023 to May 13, 2024.

ADDITIONAL DISCLOSURE RELATED TO OFFICERS AND DIRECTORS

  On May 7, 2025, Joseph Ovsenek, Chairman and director of the Company, and Kenneth McNaughton, director of the Company, did not stand for re-election as directors of the Company at the Annual General Meeting.
  On September 23, 2024, the Company announced the passing of Benjamin Leboe, a director of the Company.
  On September 20, 2024, the Company announced the appointment of Sandra MacKay to the Board of Directors.

NEW ACCOUNTING POLICIES

Our material accounting policy information is presented in Note 3 to the audited consolidated financial statements for the years ended December 31, 2024, 2023 and 2022. There were no new accounting policies adopted during the three months ended March 31, 2025.

NEW ACCOUNTING STANDARDS AND RECENT PRONOUNCEMENTS

The following standards, amendments and interpretations have been issued but are not yet effective:

  In May 2024, the International Accounting Standards Board ("IASB") issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance ("ESG")-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income (loss). The amendments are effective for annual periods beginning on or after January 1, 2026 with early adoption permitted. This amendment is not expected to have a material impact on the Company.
  In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. The new standard on presentation and disclosure in financial statements focuses on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to the structure of the statement of profit or loss, required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. Many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. The Company is in the process of assessing the impact of this standard.

There are no other IFRS Accounting Standards or International Financial Reporting Interpretations Committee interpretations that are not yet effective or early adopted that are expected to have a significant impact on the Company.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and policy judgments are regularly evaluated and are based on management's experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant accounting policy judgments include:

  The assessment of the Company's ability to continue as a going concern which requires judgment related to future funding available to identify new business opportunities and meet working capital requirements, the outcome of which is uncertain; and
  The application of the Company's accounting policy for impairment of E&E assets which requires judgment to determine whether indicators of impairment exist including factors such as the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further E&E of resource properties are budgeted and evaluation of the results of E&E activities up to the reporting date. Management assessed impairment indicators for the Company's E&E assets and concluded that no impairment indicators exist as of March 31, 2025.

Significant sources of material estimation uncertainty include:

  The determination of the fair value of share options issued by the Company.

FINANCIAL INSTRUMENT RISK

The Company's financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, and accounts payable and accrued liabilities.

The Company has exposure to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk from its use of financial instruments.

(a) Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company's cash flows or value of its financial instruments.

(i) Currency risk

The Company is subject to currency risk on financial instruments that are denominated in currencies that are not the same as the functional currency of the entity that holds them. Exchange gains and losses would impact the unaudited condensed interim consolidated statement of loss and comprehensive loss. The Company does not use any hedging instruments to reduce exposure to fluctuations in foreign currency rates.

The Company is exposed to currency risk through cash and cash equivalents, receivables and other, marketable securities and accounts payable and accrued liabilities held in the parent entity which are denominated in CAD.

The following table shows the impact on pre-tax loss of a 10% change in the USD:CAD exchange rate on financial assets and liabilities denominated in CAD, as of March 31, 2025, with all other variables held constant:

	Impact of currency rate change on pre-tax loss
	10% increase	10% decrease
Cash and cash equivalents	$5,915	$(5,915)
Receivables and other	901	(901)
Marketable securities	838	(838)
Accounts payable and accrued liabilities	(6,386)	6,386

(ii) Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents and short-term investments. The Company's current policy is to invest cash at variable and fixed rates of interest with cash reserves to be maintained in cash and cash equivalents in order to maintain liquidity. Fluctuations in interest rates when cash and cash equivalents and short-term investments mature impact interest and finance income earned.

The impact on pre-tax loss of a 1% change in variable interest rates on financial assets and liabilities as of March 31, 2025, with all other variables held constant, would be nominal.

(b) Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its financial assets including cash and cash equivalents and short-term investments.

The carrying amount of financial assets represents the maximum credit exposure:

	March 31,	December 31,
	2025	2024
Cash and cash equivalents	$614,892	$381,899
Short-term investments	4,200,240	4,914,382
	$4,815,132	$5,296,281

The Company mitigates its exposure to credit risk on financial assets through investing its cash and cash equivalents and short-term investments with Canadian Tier 1 chartered financial institutions. Management believes there is a nominal expected credit loss associated with its financial assets.

(c) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities.

The Company has issued surety bonds to support future decommissioning and restoration provisions.

Contractual undiscounted cash flow requirements for contractual obligations as at March 31, 2025 are as follows:

	Carrying amount	Contractual cash flows	Due within 1 year	Due within 2 years	Due within 3 years
Accounts payable and accrued liabilities	$109,087	$109,087	$109,087	$-	$-
	$109,087	$109,087	$109,087	$-	$-

(d) Fair value estimation

The Company's financial assets and liabilities are initially measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
Level 3:	Inputs for the asset or liability that are not based on observable market data.

The following tables present the Company's financial assets and liabilities measured at fair value on a recurring basis, by level, within the fair value hierarchy.

As at March 31, 2025		Fair value
	Carrying value	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$8,380	$8,380	$-	$-
	$8,380	$8,380	$-	$-

As at December 31, 2024		Fair value
	Carrying value	Level 1	Level 2	Level 3
Financial assets
Marketable securities	$12,404	$12,404	$-	$-
	$12,404	$12,404	$-	$-

The Company's financial instruments consisting of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of these financial instruments.

Marketable securities are fair valued at each reporting period using URZ's (formerly NGE's) share price on the TSX Venture Exchange.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management, with the participation of the President and the CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as that term is defined in National Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings ("ICFR"). The Company's ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of ICFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

Management, with the participation of the President and the CFO, assessed the effectiveness of the Company's ICFR as at December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (COSO 2013). Based upon the results of that assessment as at December 31, 2024, management concluded that the Company's ICFR is effective and that there were no material weaknesses relating to the design and operation of the ICFR.

There have been no significant changes in our internal controls during the three months ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

RISK FACTORS

In addition to the risks described herein, reference is made to the risks and uncertainties set forth under the section entitled "Risk Factors" in the Form 20-F filed under the Company's profile in Canada on the SEDAR+ website at www.sedarplus.ca and in the USA, on the EDGAR section of the SEC website at www.sec.gov, which risks and uncertainties are incorporated herein by reference. The risks described therein and herein are not the only risks faced by the Company and security holders of the Company. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems immaterial, may also materially and adversely affect its business.

The business and financial condition of the Company could be materially adversely affected by any of the risks set forth in this MD&A, in the Form 20-F, or such other risks. The trading price of the common shares of the Company could decline due to any of these risks and investors could lose all or part of their investment. This MD&A contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by the Company described in this MD&A. No inference should be drawn, nor should an investor place undue importance on, the risk factors that are included in this MD&A as compared to those included in the Form 20-F, as all risk factors are important and should be carefully considered by a potential investor.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A are forward-looking statements or information (collectively "forward-looking statements"). Forward-looking statements may include, but are not limited to, statements with respect to the future financial or operating performance of the Company and its subsidiary and its mineral projects, the future price of metals, test work and confirming results from work performed to date, the estimation of mineral resources and mineral reserves, the realization of mineral resource and mineral reserve estimates, the timing and amount of estimated future capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, and limitations of insurance coverage. The Company is hereby providing cautionary statements identifying important factors that could cause the actual results of the Company to differ materially from those projected in the forward-looking statements. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "may", "is expected to", "anticipates", "estimates", "intends", "plans", "projection", "could", "vision", "goals", "objective" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements.

By their nature, forward-looking statements involve numerous assumptions, inherent risks, and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes may not occur or may be delayed. The risks, uncertainties, and other factors, many of which are beyond the control of the Company, that could influence actual results include, but are not limited to:

  continued trading of the Company's common shares on the NYSE American;
  our ability to successfully execute our overall strategy and goals;
  execution of our exploration and development plans for our mineral projects;
  our ability to carry out our current planned exploration programs and development plans with our current financial resources;
  we have a limited operating history and negative operating cash flows;
  the market price for gold and other minerals may not be sufficiently high to ensure that our planned exploration expenditures will be funded;
  we may not be able to demonstrate that any of our mineral projects warrant commercial development;
  we may not be able to access sufficient capital to carry out our business plans, exploration and development plans;
  our exploration and development costs may be higher than anticipated;
  our ability to obtain and comply with all required permits, licenses and regulatory requirements in carrying out our exploration and development plans;
  even if we are successful in demonstrating reserves on any of our properties, our mining projects may not achieve projected rates of production, cash flows, internal rates of return, payback periods or net present values;
  there may be lack of adequate infrastructure to support our mineral projects;
  employee recruitment and retention;
  the risk that title to our material properties may be impugned;

  environmental risks, including risks associated with compliance with environmental laws and the completion of any required environmental impact assessments or reclamation obligations;
  economic uncertainties, including changes and volatility in global capital, currency and commodity markets which may impact our ability to raise capital to execute our business, exploration and development plans and the demand for our planned mineral projects;
  economic uncertainties related to tariffs and import/export regulations;
  the effects of the ongoing novel coronavirus ("COVID-19") pandemic or the emergence of another pandemic or other widespread health emergency;
  the effects of commodity price fluctuations as a result of international conflicts, including, but not limited to, the Russian-Ukraine and Israel-Palestine conflicts;
  competition from other mineral exploration and mining businesses;
  we have not demonstrated that any of our mineral properties contain mineral resources and, even if demonstrated, there is no assurance that any mineral resource estimates will be accurate as to exploration potential and mineral grades;
  any required change in mineral resource or mineral reserve estimation methodology;
  changes in the assumptions underlying the mineral resource estimates, which may result in a different (smaller) mineral resource estimate and other related matters;
  changes in laws and regulations;
  we may be subject to claims or legal proceedings;
  the possibility of a conflict of interest arising for certain of our directors and officers;
  volatility in the market price of the Company's common shares;
  future sales or issuances of equity securities could decrease the value of the Company's common shares, dilute shareholders' voting power and reduce future potential earnings per share;
  we intend to retain earnings, if any, to finance the growth and development of our business and do not intend to pay cash dividends on the Company's common shares in the foreseeable future;
  general business, economic, competitive, political and social uncertainties;
  the actual results of current and future exploration activities differing from projected results;
  the inability to meet various expected cost estimates;
  changes or downgrades in project parameters and/or economic assessments as plans continue to be refined;
  fluctuations in the future prices of metals;
  possible variations of mineral grade or recovery rates below those that are expected;
  the risk that actual costs may exceed estimated costs;
  failure of equipment or processes to operate as anticipated;
  accidents, labor disputes and other risks of the mining industry;
  political instability;
  delays in obtaining governmental approvals or financing or in the completion of development or construction activities; and
  global economic risks, including the occurrence of unforeseen or catastrophic events, such as political unrest, wars, or the emergence of a pandemic or other widespread health emergency, which could create economic and financial disruptions and require us to reduce or cease operations at some or all of our facilities for an indeterminate period of time, and which could have a material impact on our business, operations, personnel, and financial condition.

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions underlying the forward-looking information in this MD&A, which may prove to be incorrect, include, but are not limited to, assumptions relating to:

  future business and property integrations remaining successful;
  favorable and stable general macroeconomic conditions;
  securities markets;
  spot and forward prices of gold, silver, base metals and certain other commodities;
  currency markets (such as the CAD to USD exchange rate);
  no materially adverse changes in national and local government, legislation, taxation, controls, regulations and political or economic developments;
  that various risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding) will not materialize;
  the ability to complete planned exploration programs;
  the ability to continue raising the necessary capital to finance operations;
  the ability to obtain adequate insurance to cover risks and hazards on favorable terms;
  that changes to laws and regulations will not impose greater or adverse restrictions on mineral exploration or mining activities;
  the continued stability of employee relations;
  relationships with local communities and indigenous populations;
  that costs associated with mining inputs and labor will not materially increase;
  that mineral exploration and development activities (including obtaining necessary licenses, permits and approvals from government authorities) will be successful;
  no escalation in the severity of the COVID-19 pandemic;
  no disruptions or delays due to a USA government shutdown; and
  the continued validity and ownership of title to properties.

Should one or more of the underlying assumptions prove incorrect, or should the risks and uncertainties materialize, actual results may vary materially from those described in the forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the business of the Company or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.